Exhibit 99.1

Company Contacts:

Katia Fontana

Vice President and Chief Financial Officer

(514) 397-2592

For all press and media inquiries, please contact:

OverCat Communications

Audrey Hyams Romoff, ahr@overcat.com,

(647) 223-9970

Chelsea Brooks, cb@overcat.com,

(289) 221-6006

BIRKS GROUP REPORTS FY2022 HOLIDAY PERIOD SALES RESULTS

NET SALES INCREASED BY 16.3% VS. PRIOR HOLIDAY PERIOD

Montreal, Quebec. January 11, 2022 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), reported its sales results for the 9 week interim sales period ending December 25, 2021 (the “FY2022 Holiday Period”) including a 16.3% net sales increase as compared to the comparable period in FY2021 and a 17.2% net sales increase as compared to the comparable period in FY2020.

For the FY2022 Holiday Period, net sales were 16.3% greater than last year, driven by a comparable store sales increase of 18.4%, primarily as a result of strong sales performances in the Bijoux Birks brand product sales and in the third party watches and jewelry categories. The 16.3% sales growth achieved in the FY2022 Holiday Period was also a result of the Company’s retail network being fully opened, as compared to the comparable period in FY2021 in which seven of the Company’s 29 retail locations were temporarily closed for in-person shopping due to government mandated COVID-19 closures.

Net sales during the FY2022 Holiday Period represent a 17.2% increase over the comparable period in FY2020, a period unencumbered by COVID-19 restrictions. This increase was driven by sales growth in all categories and selling channels, and demonstrates the on-going success of the continued implementation of the Company’s strategic plan including an improved merchandising strategy and tailored marketing campaigns.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “Our sales teams have delivered remarkable results this holiday period including significant sales growth over last year and over the pre-COVID period, an important achievement that is a testament not only to our determination and commitment to our customers, but also to the continued success of our strategic plan. We remain focused on delivering excellence in customer service, increasing our market share in the high-end luxury watch and jewellery market in Canada, and building on the success of our Bijoux Birks Brand. I am proud of the results achieved and would like to sincerely thank all our employees for their continued perseverance, dedication and creativity as we continue to navigate through the pandemic.”

On December 29, 2021, the Company also announced that it has renewed and amended its senior secured revolving credit facility (“Amended Credit Facility”) with Wells Fargo Capital Finance Corporation Canada and its senior secured term loan (“Amended Term Loan”) with Crystal Financial LLC (dba SLR Credit Solutions). The Amended Credit Facility and Amended Term Loan extend the maturity date of the Company’s existing loans from October 2022 to December 2026. The renewals include improvements on certain key terms and conditions, which positively impact the Company’s liquidity position.

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. Comparable store sales include stores open in the same period in both the current and prior period. We include e-commerce sales in our comparable store sales calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized or relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales measure the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measure the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning and may not be comparable to similar measures presented by other companies.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 25 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one retail location in Vancouver under the Patek Philippe brand. The Bijoux Birks brand fine jewellery collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as several jewellery retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

Forward Looking Statements

This press release contains forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of the shares; (ii) economic, political and market conditions, including the economies of Canada, and the U.S., which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) changes in interest rates; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (vi) the Company’s ability to continue to borrow under the Amended Credit Facility and Amended Term Loan, (vii) the Company’s ability to maintain profitable operations, as well as maintain specified excess availability levels under the Amended Credit Facility, make scheduled payments of principal and interest, and fund capital expenditures; (viii) the Company’s ability to execute its strategic vision; and (ix) the Company’s ability to continue as a going concern.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 17, 2021 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.